PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

07022887

BY COURIER

No/Date : f/D1 : 183/18-4-2007

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

SUPPL

SEC MAIL PROCESSING RECEIVED APR 23 2007 WASH. D.C. 185 SECTION

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

PROCESSED
APR 26 2007 E
THOMSON
FINANCIAL

Enclosure
- An Announcement

dw 4/25

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

On Monday, April 16th 2007, in presence of the representatives of the two bidders for the Inquiry "Aliveri SES – Engineering, Supply, Transportation, Installation and putting in operation of Unit No 5, combined cycle, with net power output 370-420 MW, natural gas fired", the opening of the financial offers took place.
The Bids Evaluation Committee until today 18-4-2007 has not concluded the procedure for the designation of the lowest bidder.

Athens 18-4-2007

END